UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Greenidge Generation Holdings Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39531G 100

(CUSIP Number)

Michael O’Donnell, Esq.

Atlas FRM LLC

100 Northfield Street

Greenwich, Connecticut 06830

Telephone: (203) 622-9138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Steven A. Seidman, Esq.

Mark A. Cognetti, Esq.

Laura H. Acker, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

January 31, 2023

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 39531G 100	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources (A9) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,202,652 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,202,652 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,202,652 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.7% (3)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)	Shares of the Issuer’s Class B Common Stock, which are convertible at any time at the option of the holder into an equal number of shares of the Issuer’s Class A Common Stock.
(3)

Based on 21,583,550 shares of Class A Common Stock outstanding as of January 31, 2023, according to information provided by the Issuer, and assuming conversion of all of the 26,800,300 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.

SCHEDULE 13D

CUSIP No. 39531G 100	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources (A9-Parallel) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,895,120 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,895,120 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,895,120 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3% (3)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)	Shares of the Issuer’s Class B Common Stock, which are convertible at any time at the option of the holder into an equal number of shares of the Issuer’s Class A Common Stock.
(3)

Based on 21,583,550 shares of Class A Common Stock outstanding as of January 31, 2023, according to information provided by the Issuer, and assuming conversion of all of the 26,800,300 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.

SCHEDULE 13D

CUSIP No. 39531G 100	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources (P) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 702,528 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 702,528 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 702,528 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (3)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)	Shares of the Issuer’s Class B Common Stock, which are convertible at any time at the option of the holder into an equal number of shares of the Issuer’s Class A Common Stock.
(3)

Based on 21,583,550 shares of Class A Common Stock outstanding as of January 31, 2023, according to information provided by the Issuer, and assuming conversion of all of the 26,800,300 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.

SCHEDULE 13D

CUSIP No. 39531G 100	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON GGH Bridge Investment LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,190,476 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,190,476 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,190,476 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (3)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)	Shares of the Issuer’s Class A Common Stock.
(3)

Based on 21,583,550 shares of Class A Common Stock outstanding as of January 31, 2023, according to information provided by the Issuer, and assuming conversion of all of the 26,800,300 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.

SCHEDULE 13D

CUSIP No. 39531G 100	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Atlas Capital GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,990,776 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,990,776 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 27,990,776 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.9% (3)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)

Represents an aggregate of shares of the Issuer’s Class A Common Stock and the Issuer’s Class B Common Stock, which are convertible at any time at the option of the holder into an equal number of shares of the Issuer’s Class A Common Stock.

(3)

Based on 21,583,550 shares of Class A Common Stock outstanding as of January 31, 2023, according to information provided by the Issuer, and assuming conversion of all of the 26,800,300 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.

SCHEDULE 13D

CUSIP No. 39531G 100	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,990,776 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,990,776 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 27,990,776 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.9% (3)
14	TYPE OF REPORTING PERSON OO

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)

Represents an aggregate of shares of the Issuer’s Class A Common Stock and the Issuer’s Class B Common Stock, which are convertible at any time at the option of the holder into an equal number of shares of the Issuer’s Class A Common Stock.

(3)

Based on 21,583,550 shares of Class A Common Stock outstanding as of January 31, 2023, according to information provided by the Issuer, and assuming conversion of all of the 26,800,300 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.

SCHEDULE 13D

CUSIP No. 39531G 100	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON Andrew M. Bursky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,990,776 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,990,776 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 27,990,776 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.9% (3)
14	TYPE OF REPORTING PERSON IN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)

Represents an aggregate of shares of the Issuer’s Class A Common Stock and shares of the Issuer’s Class B Common Stock, which are convertible at any time at the option of the holder into an equal number of shares of the Issuer’s Class A Common Stock.

(3)

Based on 21,583,550 shares of Class A Common Stock outstanding as of January 31, 2023, according to information provided by the Issuer, and assuming conversion of all of the 26,800,300 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.

SCHEDULE 13D

CUSIP No. 39531G 100	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON Timothy J. Fazio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,990,776 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,990,776 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 27,990,776 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.9% (3)
14	TYPE OF REPORTING PERSON IN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)

Represents an aggregate of shares of the Issuer’s Class A Common Stock and shares of the Issuer’s Class B Common Stock, which are convertible at any time at the option of the holder into an equal number of shares of the Issuer’s Class A Common Stock.

(3)

Based on 21,583,550 shares of Class A Common Stock outstanding as of January 31, 2023, according to information provided by the Issuer, and assuming conversion of all of the 26,800,300 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.

Item 1. Security and Issuer

This Schedule 13D relates to Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Greenidge Generation Holdings Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 135 Rennell Drive, 3rd Floor, Fairfield, Connecticut 06890.

Item 2. Identity and Background

(a) This Schedule 13D is filed jointly by:

(i) Atlas Capital Resources (A9) LP, a Delaware limited partnership (“ACR9”), the direct beneficial owner of 19,202,652 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer;

(ii) Atlas Capital Resources (A9-Parallel) LP, a Delaware limited partnership (“ACR Parallel”), the direct beneficial owner of 6,895,120 shares of Class B Common Stock of the Issuer;

(iii) Atlas Capital Resources (P) LP, a Delaware limited partnership (“ACR P”), the direct beneficial owner of 702,528 shares of Class B Common Stock of the Issuer;

(iv) GGH Bridge Investment LP, a Delaware limited partnership (“GGH LP”), the direct beneficial owner of 1,190,476 shares of Class A Common Stock of the Issuer;

(v) Atlas Capital GP LP, a Delaware limited partnership (“ACR GPLP”), the general partner of ACR9, ACR Parallel, ACR P and GGH LP;

(vi) Atlas Capital Resources GP LLC, a Delaware limited liability company (“ACR GP”), the general partner of ACR GPLP;

(vii) Andrew M. Bursky and Timothy J. Fazio, each a United States citizen and a Managing Partner of ACR GP, each of whom may be deemed to control ACR GP, ACR GPLP, ACR9, ACR Parallel, ACR P, and GGH LP.

Each of Messrs. Bursky and Fazio, together with ACR GP, ACR GPLP, ACR9, ACR Parallel, ACR P and GGH LP are sometimes collectively referred to herein as the “Reporting Persons” and each individually as a “Reporting Person.”

Each Reporting Person expressly disclaims beneficial ownership with respect to any Class A Common Stock and Class B Common Stock of the Issuer, other than the Class A Common Stock or the Class B Common Stock of the Issuer, as applicable, owned directly by such Reporting Person.

Set forth on Schedule I hereto are the (i) name, (ii) business address, (iii) present principal occupation or employment and (iv) citizenship of all of the directors and executive officers or persons holding equivalent positions with the Reporting Persons (collectively, the “Scheduled Persons”, and each a “Scheduled Person”).

(b) The address of the principal business office of each of the Reporting Persons is 100 Northfield Street, Greenwich, Connecticut 06830. Schedule I hereto sets forth the principal business address of each Scheduled Person.

(c) The principal business of the Reporting Persons is as follows:

(i) ACR9, ACR Parallel, ACR P and GGH LP make private equity and related investments in business organizations;

(ii) ACR GPLP is the general partner of each of ACR9, ACR Parallel, ACR P and GGH LP;

(iii) ACR GP is the general partner of ACR GPLP;

(iv) Messrs. Bursky and Fazio are Managing Partners of ACR GP.

(d) None of the Reporting Persons, nor, to the best of their knowledge, any Scheduled Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor, to the best of their knowledge, any Scheduled Person, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a) for the citizenship of the Reporting Persons. Schedule I hereto sets forth the citizenship of each Scheduled Person.

Item 3. Source and Amount of Funds or Other Consideration

ACR 9, ACR Parallel and ACR P, or their Affiliates (collectively, the “Initial Holders”), initially invested in the predecessor to the Issuer in 2014.

On March 19, 2021, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Support.com, Inc. (“Support”) and GGH Merger Sub, Inc., a wholly owned subsidiary of the Issuer (“Merger Sub”), pursuant to which Merger Sub merged with and into Support with Support continuing as the surviving corporation and a wholly owned subsidiary of the Issuer (the “Merger”). In connection with the Merger, the Issuer filed a Registration Statement on Form S-4 with respect to the issuance of shares of Class A Common Stock as consideration under the Merger Agreement. The Merger was consummated on September 14, 2021 and thereafter the Class A Common Stock commenced trading on the NASDAQ Global Market. Prior to the effective time of the Merger, each of the Initial Holders beneficially owned the shares of Class B Common Stock of the Issuer as set forth in Item 2 of this Schedule 13D.

On January 31, 2023, in connection with the Consent and Amendment No. 1 to the Promissory Note between the Issuer and B. Riley Commercial Capital, LLC, GGH LP purchased 1,190,476 shares of Class A Common Stock of the Issuer under the Issuer’s At Market Issuance Sales Agreement, dated September 19, 2022, as amended by Amendment No. 1. to At Market Issuance Sales Agreement, dated October 3, 2022, by and among the Issuer, B. Riley Securities, Inc. and Northland Securities, Inc., for an aggregate purchase price of $1,000,000 and a per share price of $0.84. The investment and purchases were made in part with working capital from capital contributions and/or funds from lines of credit in the ordinary course of business of certain of the Reporting Persons.

No part of the purchase price for the shares of Class A Common Stock or the shares of Class B Common Stock was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of Transaction

The Reporting Persons beneficially own a majority of the voting power of all outstanding shares of the Issuer’s common stock. As a result, the Issuer is a “controlled company” within the meaning of Nasdaq’s corporate governance standards. The nine-member board of directors of the Issuer includes, among other persons, (i) Mr. Bursky, (ii) Mr. Fazio, (iii) David Filipelli, a Partner of Atlas Holdings LLC (“Atlas Holdings”), an affiliate of the Reporting Persons, and (iv) Jerome Lay, a Partner of Atlas Holdings.

The Reporting Persons acquired beneficial ownership of shares of Class A Common Stock of the Issuer for investment purposes.

Although the Reporting Persons are considering plans or proposals with respect to their investment in the Issuer that could relate to or would result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except to the extent described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any such matters.The Reporting Persons have had discussions with management of the Issuer, other members of the Board, other representatives of the Issuer and other investors regarding the Issuer, including but not limited to its operations, strategy, management, capital structure, their investment in the Issuer and strategic alternatives that may be available to the Issuer. Such discussions may concern ideas, plans or proposals that, if effected, may result in one or more of the events described in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer’s financial position and strategic direction, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Class A Common Stock of the Issuer or other securities or derivative instruments related thereto or selling some or all of their shares of Class A Common Stock of the Issuer or other securities or derivative instruments related thereto, converting some or all of their shares of Class B Common Stock of the Issuer into shares of Class A Common Stock of the Issuer, engaging in hedging or similar transactions with respect to the Class A Common Stock of the Issuer and, alone or with others, may engage in communications with other directors and officers of the Issuer, other stockholders of the Issuer or other third parties or may take steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the board of directors (including composition of the board of directors) or management of the Issuer; acting as a participant in debt financings of the Issuer or its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities; any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D or any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

The information contained on the cover pages of this Schedule 13D is incorporated by reference. All percentages of Class A Common Stock outstanding contained herein are based on 21,583,550 shares of Class A Common Stock outstanding as of January 31, 2023, according to information provided by the Issuer, and assume conversion of all of the 26,800,300 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.

(a) and (b)

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 27,990,776 shares of Class A Common Stock (assuming the conversion of all of the 26,800,300 Shares of Class B Common Stock benefically owned by the Reporting Persons in the aggregate), representing in the aggregate approximately 57.9% of the outstanding shares of Class A Common Stock.

(i) ACR9 has shared voting and dispositive power over 19,202,652 shares of Class B Common Stock, representing approximately 39.7% of the outstanding shares of Class A Common Stock on an as-converted basis;

(ii) ACR Parallel has shared voting and dispositive power over 6,895,120 shares of Class B Common Stock, representing approximately 14.3% of the outstanding shares of Class A Common Stock on an as-converted basis;

(iii) ACR P has shared voting and dispositive power over 702,528 shares of Class B Common Stock, representing approximately 1.5% of the outstanding shares of Class A Common Stock on as as-converted basis;

(iv) GGH LP has shared voting and dispositive power of 1,190,476 shares of Class A Common Stock, representing approximately 2.5% of the outstanding shares of Class A Common Stock;

(v) ACR GPLP, by virtue of its status as the general partner of each of ACR9, ACR Parallel, ACR P and GGH LP, has shared voting and dispositive power of 1,190,476 shares of Class A Common Stock and 26,800,300 shares of Class B Common Stock, representing in the aggregate approximately 57.9% of the outstanding shares of Class A Common Stock on an as-converted basis;

(vi) ACR GP, by virtue of its status as the general partner of ACR GPLP, has shared voting and dispositive power of 1,190,476 shares of Class A Common Stock and 26,800,300 shares of Class B Common Stock, representing in the aggregate approximately 57.9% of the outstanding shares of Class A Common Stock on an as-converted basis;

(vii) each of Messrs. Bursky and Fazio, by virtue of his status as a Managing Partner of ACR GP, has shared voting and dispositive power of 1,190,476 shares of Class A Common Stock and 26,800,300 shares of Class B Common Stock, representing in the aggregate approximately 57.9% of the outstanding shares of Class A Common Stock on an as-converted basis.

Each of the Reporting Persons expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer, other than the Common Stock of the Issuer owned directly by such Reporting Person.

(c) Except as described in Item 3 of this Schedule 13D, the Reporting Persons have not effected any transaction with respect to the Common Stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

ACR9 and certain of its affiliates obtained a letter of credit from a financial institution in the amount of $4.9 million at December 31, 2020 and 2019, payable to the New York State Department of Environmental Conservation. This letter of credit guarantees the current value of the Issuer’s environmental trust liability. Atlas Capital Resources LP and ACR P also obtained a letter of credit from a financial institution in the amount of $3.6 million at December 31, 2020 and 2019, payable to Empire Pipeline Incorporated (“Empire”) in the event the Issuer should not make contracted payments for costs related to a pipeline interconnection project the Issuer had entered into with Empire. On March 18, 2021, the Issuer and ACR9 and its affiliates entered into an arrangement pursuant to which the Issuer agreed, upon request, to direct its bank to issue new letters of credit to replace all or a portion of the letters of credit provided by ACR9 and certain of its affiliates, upon the consummation of a potential investment in, financing of, or sale of any assets of the Issuer’s equity or debt securities, which results in net proceeds to the Issuer of at least $10.0 million. The consummation of such a financing has occurred.

On September 1, 2021, the Issuer entered into an agreement (each, a “Registration Compliance Agreement”) with ACR9, ACR Parallel and ACR P, and the directors and executive officers that have shares of Class A Common Stock included in the Issuer’s registration statement on Form S-1, initially filed on September 1, 2021 (File No. 333-259247) (the “Resale Registration Statement”), pursuant to which the Issuer agreed to register for sale pursuant to the Resale Registration Statement, only during certain sale windows approved by the Issuer from time to time, some of the shares of Class A Common Stock held by ACR9, ACR Parallel and ACR P, and each such director and officer, subject to the terms and conditions set forth in the Registration Compliance Agreement. ACR9, ACR Parallel and ACR P, and each such officer and director is entitled to certain indemnification rights under the Registration Compliance Agreement. Each Registration Compliance Agreement terminates upon the earliest to occur of certain events. The description of the Registration Compliance Agreement contained in this Schedule 13D is qualified in their entirety by reference to the full text of the Form of Registration Compliance Agreement, which was filed by the Issuer as Exhibit 4.1 to the Registration Statement on Form S-4 filed on May 4, 2021 and which are incorporated herein by reference.

The Reporting Persons have entered into an agreement (the “Joint Filing Agreement”), with respect to the joint filing of this statement and any amendment hereto, pursuant to Rule 13d-1(k)(1) promulgated under the Act. The description of the Joint Filing Agreement contained in this Schedule 13D is qualified in its entirety by reference to the full text of the Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 hereto and which is incorporated herein by reference.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7. Material to be Filed as Exhibits

99.1    Joint Filing Agreement, dated as of February 9, 2023, by and among the Reporting Persons

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2023	ACR Capital Resources (A9) LP

By: Atlas Capital GP LP, its general partner

By: Atlas Capital Resources GP LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: February 9, 2023	Atlas Capital Resources (A9-Parallel) LP

By: Atlas Capital GP LP, its general partner By: Atlas Capital Resources GP LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: February 9, 2023	Atlas Capital Resources (P) LP

By: Atlas Capital GP LP, its general partner

By: Atlas Capital Resources GP LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: February 9, 2023	GGH Bridge Investment LP

By: Atlas Capital GP LP, its general partner By: Atlas Capital Resources GP LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: February 9, 2023	Atlas Capital GP LP

By: Atlas Capital Resources GP LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: February 9, 2023	Atlas Capital Resources GP LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: February 9, 2023	/s/ Andrew M. Bursky
Andrew M. Bursky

Dated: February 9, 2023	/s/ Timothy J. Fazio
Timothy J. Fazio